

IVY INVESTMENTS®

INVESTED 529 PLAN

Semiannual Report

JUNE 30, 2019

	Ticker
InvestEd Aggressive Portfolio	WAGPX
InvestEd Growth Portfolio	WAGRX
InvestEd Balanced Portfolio	WBLAX
InvestEd Conservative Portfolio	WICAX
InvestEd Income Portfolio	WICPX
InvestEd Fixed Income Portfolio	WFXPX

Beginning on January 1, 2021, as permitted by regulations adopted by the U.S. Securities and Exchange Commission (SEC), paper copies of the Funds' Annual and Semiannual Shareholder Reports no longer will be sent by mail, unless you specifically request paper copies of the reports. Instead, the reports will be made available on the Ivy Investments website (www.ivyinvestments.com), and you will be notified by mail each time a report is posted, and provided with a website link to access the report.

If you have already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Funds electronically anytime by contacting your financial intermediary (e.g., a broker-dealer or bank) or, if you are a direct investor, by calling 1-888-923-3355 or by enrolling at www.ivyinvestments.com.

You may elect to receive all future reports in paper format free of charge. If you invest through a financial intermediary, you can contact your financial intermediary to request that you continue to receive paper copies of your shareholder reports. If you invest directly with the Funds, you may call 1-888-923-3355 to let the Funds know you wish to continue receiving paper copies of your shareholder reports. Your election to receive reports in paper format will apply to all funds held in your account if you invest through your financial intermediary or all funds held with the Fund Complex if you invest directly with the Funds.

CONTENTS

This report is submitted for the general information of the shareholders of InvestEd Portfolios. It is not authorized for distribution to prospective investors in the Portfolios unless preceded or accompanied by a current InvestEd Portfolios prospectus along with the InvestEd Program Overview and Ivy InvestEd 529 Plan Account Application.

Non-residents of Arizona or taxpayers of states other than Arizona should consider participating in the 529 plan(s) available in their state of residence, as such plan(s) may offer more favorable state income tax or other benefits than those offered under the Ivy InvestEd 529 Plan. Please consult your CPA or other tax advisor regarding your personal tax situation.



Philip J. Sanders, CFA

JUNE 30, 2019 (UNAUDITED)

Dear Shareholder,

Equity markets roared back following the sharp correction at year-end 2018, with the S&P 500 Index advancing 17% as of June 30, and every sector posting gains. The rally had a pro-cyclical component as information technology, consumer discretionary and industrials delivered the strongest sector returns, while energy and health care were the laggards.

The U.S. economy remains relatively healthy and is now in the longest economic expansion in U.S. history despite uncertainty about trade and signs of global weakening. We believe the underlying fundamentals — a robust job market, rising wages and low inflation — support continued growth during the rest of 2019. However, U.S. trade policy remains a wildcard and poses a major threat to the current expansion.

The U.S. Federal Reserve (Fed) has held steady on interest rates so far in 2019. However, increasing pressures from trade turmoil and uncertainty around the strength of global growth is likely to lead the Fed to become more accommodative, leading to interest rate cuts in second half of the calendar year.

Emerging markets faced multiple headwinds over the period, namely a strong dollar, China's focus on deleveraging and regulation, trade wars, volatile energy prices and geopolitical risks. Despite near-term concerns and likely volatility across the global equity market, we believe the long-term fundamentals in emerging markets will continue to offer opportunities.

Looking ahead, we believe equities face intensifying headwinds as the pace of global growth slows and trade turmoil lingers. As we examine the investment landscape, we continue to put greater emphasis on the fundamentals and quality of asset classes and sectors. We believe it is important to stay focused on the merits of individual market sectors, industries and companies when making investment decisions. Those fundamentals historically have tended to outweigh external factors such as government policies and regulations. While those can affect every business and every investor, we think the innovation and management skill within individual companies are the ultimate drivers of long-term stock prices.

Economic Snapshot

	6/30/2019	12/31/2018
S&P 500 Index	2,941.76	2,506.85
MSCI EAFE Index	1,922.30	1,719.88
10-Year Treasury Yield	2.00%	2.69%
U.S. unemployment rate	3.7%	3.9%
30-year fixed mortgage rate	3.73%	4.55%
Oil price per barrel	$ 58.47	$ 45.41

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate crude grade.

Respectfully,

Philip J. Sanders, CFA
President

The opinions expressed in this letter are those of the President of the InvestEd Portfolios and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

(UNAUDITED)

Expense Example

As a shareholder of a Portfolio, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Portfolio expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. As a shareholder in the underlying Ivy Funds, your Portfolio will indirectly bear its pro rata share of the expenses incurred by the underlying funds. These expenses are not included in a Portfolio's annualized expense ratio or the expenses paid during the period. These expenses are, however, included in the effective expenses paid during the period. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2019.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7. 5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid during Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. You should consider the additional fees that were charged to your Portfolio account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses based on the Portfolio's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Portfolio's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Portfolio and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), or exchange fees. Therefore, the second section of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Portfolio	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 12-31-18	Ending Account Value 6-30-19	Expenses Paid During Period*	Beginning Account Value 12-31-18	Ending Account Value 6-30-19	Expenses Paid During Period*	
InvestEd Aggressive Portfolio	$1,000	$ 1,153.80	$1.29	$1,000	$1,023.56	$1.21	0.25%
InvestEd Growth Portfolio	$1,000	$ 1,134.40	$1.28	$1,000	$1,023.56	$1.21	0.25%
InvestEd Balanced Portfolio	$1,000	$ 1,116.20	$1.27	$1,000	$1,023.56	$1.21	0.25%
InvestEd Conservative Portfolio	$1,000	$1,092.20	$1.26	$1,000	$1,023.56	$1.21	0.25%
InvestEd Income Portfolio	$1,000	$1,070.70	$1.24	$1,000	$1,023.56	$1.21	0.25%
InvestEd Fixed Income Portfolio	$1,000	$1,032.00	$1.22	$1,000	$1,023.56	$1.21	0.25%

*Portfolio expenses are equal to the Portfolio's annualized expense ratio (provided in the table), multiplied by the average account value over the period, multiplied by 181 days in the six-month period ended June 30, 2019, and divided by 365.

(1)This section uses the Portfolio's actual total return and actual Portfolio expenses. It is a guide to the actual expenses paid by the Portfolio in the period. The "Ending Account Value" shown is computed using the Portfolio's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Portfolio. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Portfolio expenses. It helps to compare the Portfolio's ongoing costs with other mutual funds. A shareholder can compare the Portfolio's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other Portfolios.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads or exchange fees.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF JUNE 30, 2019 (UNAUDITED)

InvestEd Aggressive Portfolio – Asset Allocation

Ivy ProShares MSCI ACWI Index Fund, Class N	17.0%
Ivy International Core Equity Fund, Class N	12.7%
Ivy Large Cap Growth Fund, Class N	11.2%
Ivy Value Fund, Class N	10.8%
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N	9.9%
Ivy Mid Cap Growth Fund, Class N	7.1%
Ivy Mid Cap Income Opportunities Fund, Class N	6.0%
Ivy Emerging Markets Equity Fund, Class N	5.8%
Ivy Government Securities Fund, Class N	5.6%
Ivy Core Equity Fund, Class N	2.9%
Ivy Small Cap Growth Fund, Class N	2.5%
Ivy Limited-Term Bond Fund, Class N	2.5%
Ivy LaSalle Global Real Estate Fund, Class N	2.0%
Ivy Securian Core Bond Fund, Class N	1.3%
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	1.3%
Ivy High Income Fund, Class N	0.5%
Ivy Small Cap Core Fund, Class N	0.5%
Ivy Global Bond Fund, Class N	0.3%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	0.1%

InvestEd Growth Portfolio – Asset Allocation

Ivy ProShares MSCI ACWI Index Fund, Class N	13.9%
Ivy Government Securities Fund, Class N	12.2%
Ivy International Core Equity Fund, Class N	10.2%
Ivy Large Cap Growth Fund, Class N	10.2%
Ivy Value Fund, Class N	9.8%
Ivy Limited-Term Bond Fund, Class N	9.0%
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N	8.9%
Ivy Mid Cap Growth Fund, Class N	5.1%
Ivy Mid Cap Income Opportunities Fund, Class N	5.0%
Ivy Emerging Markets Equity Fund, Class N	4.9%
Ivy Securian Core Bond Fund, Class N	2.0%
Ivy Core Equity Fund, Class N	1.9%
Ivy Small Cap Growth Fund, Class N	1.8%
Ivy LaSalle Global Real Estate Fund, Class N	1.5%
Ivy High Income Fund, Class N	1.2%
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	1.0%
Ivy Global Bond Fund, Class N	0.5%
Ivy Small Cap Core Fund, Class N	0.5%
Ivy Corporate Bond Fund, Class N	0.3%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	0.1%

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF JUNE 30, 2019 (UNAUDITED)

InvestEd Balanced Portfolio – Asset Allocation

Ivy Government Securities Fund, Class N	17.9%
Ivy Limited-Term Bond Fund, Class N	14.5%
Ivy ProShares MSCI ACWI Index Fund, Class N	10.9%
Ivy Large Cap Growth Fund, Class N	8.4%
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N	8.1%
Ivy Value Fund, Class N	8.1%
Ivy International Core Equity Fund, Class N	7.8%
Ivy Securian Core Bond Fund, Class N	4.5%
Ivy Mid Cap Income Opportunities Fund, Class N	4.0%
Ivy Mid Cap Growth Fund, Class N	4.0%
Ivy Emerging Markets Equity Fund, Class N	3.9%
Ivy High Income Fund, Class N	1.7%
Ivy Small Cap Growth Fund, Class N	1.3%
Ivy Core Equity Fund, Class N	1.2%
Ivy Global Bond Fund, Class N	1.0%
Ivy LaSalle Global Real Estate Fund, Class N	1.0%
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	0.7%
Ivy Corporate Bond Fund, Class N	0.5%
Ivy Small Cap Core Fund, Class N	0.3%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	0.2%

InvestEd Conservative Portfolio – Asset Allocation

Ivy Government Securities Fund, Class N	25.9%
Ivy Limited-Term Bond Fund, Class N	23.2%
Ivy ProShares MSCI ACWI Index Fund, Class N	6.7%
Ivy Securian Core Bond Fund, Class N	6.6%
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N	6.6%
Ivy Large Cap Growth Fund, Class N	6.1%
Ivy Value Fund, Class N	5.9%
Ivy International Core Equity Fund, Class N	4.6%
Ivy Emerging Markets Equity Fund, Class N	2.7%
Ivy Mid Cap Growth Fund, Class N	2.3%
Ivy High Income Fund, Class N	2.2%
Ivy Mid Cap Income Opportunities Fund, Class N	2.2%
Ivy Global Bond Fund, Class N	1.5%
Ivy Corporate Bond Fund, Class N	0.8%
Ivy LaSalle Global Real Estate Fund, Class N	0.7%
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	0.7%
Ivy Core Equity Fund, Class N	0.5%
Ivy Small Cap Growth Fund, Class N	0.5%
Ivy Small Cap Core Fund, Class N	0.2%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	0.1%

ALL DATA IS AS OF JUNE 30, 2019 (UNAUDITED)

InvestEd Income Portfolio – Asset Allocation

Ivy Limited-Term Bond Fund, Class N	36.4%
Ivy Government Securities Fund, Class N	27.2%
Ivy Securian Core Bond Fund, Class N	5.5%
Ivy ProShares MSCI ACWI Index Fund, Class N	5.0%
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N	4.5%
Ivy Large Cap Growth Fund, Class N	4.3%
Ivy Value Fund, Class N	4.2%
Ivy Government Money Market Fund, Class N	2.5%
Ivy International Core Equity Fund, Class N	1.9%
Ivy High Income Fund, Class N	1.7%
Ivy Emerging Markets Equity Fund, Class N	1.5%
Ivy Global Bond Fund, Class N	1.3%
Ivy Mid Cap Income Opportunities Fund, Class N	1.0%
Ivy Mid Cap Growth Fund, Class N	1.0%
Ivy LaSalle Global Real Estate Fund, Class N	0.5%
Ivy Corporate Bond Fund, Class N	0.5%
Ivy Small Cap Growth Fund, Class N	0.3%
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	0.2%
Ivy Core Equity Fund, Class N	0.2%
Ivy Small Cap Core Fund, Class N	0.2%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	0.1%

InvestEd Fixed Income Portfolio – Asset Allocation

Ivy Limited-Term Bond Fund, Class N	74.8%
Ivy Government Money Market Fund, Class N	10.1%
Ivy Government Securities Fund, Class N	10.1%
Ivy Securian Core Bond Fund, Class N	4.5%
Ivy Corporate Bond Fund, Class N	0.3%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	0.2%

The percentages of investments in the underlying funds may not currently be within the target allocation ranges disclosed in the Portfolios' prospectus due to market movements; these percentages are expected to change over time, and deviation from the target allocation ranges due to market movements is permitted by the prospectus.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

SCHEDULE OF INVESTMENTS

INVESTED PORTFOLIOS *(in thousands)*

JUNE 30, 2019 (UNAUDITED)

InvestEd Aggressive Portfolio

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Core Equity Fund, Class N	50	$ 805
Ivy Emerging Markets Equity Fund, Class N	80	1,595
Ivy Global Bond Fund, Class N	7	69
Ivy Government Securities Fund, Class N	276	1,523
Ivy High Income Fund, Class N	19	135
Ivy International Core Equity Fund, Class N	203	3,485
Ivy Large Cap Growth Fund, Class N	119	3,074
Ivy LaSalle Global Real Estate Fund, Class N	49	544
Ivy Limited-Term Bond Fund, Class N	63	685
Ivy Mid Cap Growth Fund, Class N	67	1,938
Ivy Mid Cap Income Opportunities Fund, Class N	112	1,633
Ivy ProShares MSCI ACWI Index Fund, Class N	392	4,634
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	31	344
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N	220	2,699
Ivy Securian Core Bond Fund, Class N	32	346
Ivy Small Cap Core Fund, Class N . .	7	137
Ivy Small Cap Growth Fund, Class N	28	690
Ivy Value Fund, Class N	126	2,955

TOTAL AFFILIATED MUTUAL FUNDS – 99.9%		$27,291

(Cost: $26,755)

SHORT-TERM SECURITIES	Principal	
Master Note – 0.2%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.620%, 7-5-19 (A)	$ 66	66

TOTAL SHORT-TERM SECURITIES – 0.2%		$ 66

(Cost: $66)

TOTAL INVESTMENT SECURITIES – 100.1%		$27,357

(Cost: $26,821)

LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1)%		(15)

NET ASSETS – 100.0%		$27,342

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$27,291	$ —	$—
Short-Term Securities	—	66	—
Total	$27,291	$66	$—

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

InvestEd Growth Portfolio

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Core Equity Fund, Class N	146	$ 2,357
Ivy Corporate Bond Fund, Class N	49	311
Ivy Emerging Markets Equity Fund, Class N	297	5,902
Ivy Global Bond Fund, Class N	62	617
Ivy Government Securities Fund, Class N	2,679	14,790
Ivy High Income Fund, Class N	208	1,498
Ivy International Core Equity Fund, Class N	725	12,460
Ivy Large Cap Growth Fund, Class N	480	12,448
Ivy LaSalle Global Real Estate Fund, Class N	164	1,816
Ivy Limited-Term Bond Fund, Class N	1,011	10,981
Ivy Mid Cap Growth Fund, Class N	211	6,159
Ivy Mid Cap Income Opportunities Fund, Class N	413	6,041
Ivy ProShares MSCI ACWI Index Fund, Class N	1,436	16,977
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	110	1,211
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N	879	10,795
Ivy Securian Core Bond Fund, Class N	227	2,466
Ivy Small Cap Core Fund, Class N	31	610
Ivy Small Cap Growth Fund, Class N	87	2,154
Ivy Value Fund, Class N	507	11,930

TOTAL AFFILIATED MUTUAL FUNDS – 99.9%		$121,523

(Cost: $119,486)

SHORT-TERM SECURITIES	Principal	
Master Note – 0.2%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.620%, 7-5-19 (A)	$ 291	291

TOTAL SHORT-TERM SECURITIES – 0.2%		$ 291

(Cost: $291)

TOTAL INVESTMENT SECURITIES – 100.1%		$ 121,814

(Cost: $119,777)

LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1)%		(68)

NET ASSETS – 100.0%		$121,746

8 SEMIANNUAL REPORT 2019

SCHEDULE OF INVESTMENTS INVESTED PORTFOLIOS *(in thousands)*

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$121,523	$ —	$—
Short-Term Securities	—	291	—
Total	$121,523	$291	$—

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

InvestEd Balanced Portfolio

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Core Equity Fund, Class N	62	$ 1,002
Ivy Corporate Bond Fund, Class N	66	424
Ivy Emerging Markets Equity Fund, Class N	162	3,224
Ivy Global Bond Fund, Class N	85	842
Ivy Government Securities Fund, Class N	2,703	14,923
Ivy High Income Fund, Class N	199	1,431
Ivy International Core Equity Fund, Class N	377	6,486
Ivy Large Cap Growth Fund, Class N	270	7,001
Ivy LaSalle Global Real Estate Fund, Class N	75	826
Ivy Limited-Term Bond Fund, Class N	1,111	12,069
Ivy Mid Cap Growth Fund, Class N	115	3,356
Ivy Mid Cap Income Opportunities Fund, Class N	225	3,295
Ivy ProShares MSCI ACWI Index Fund, Class N	770	9,106
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	57	621
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N	548	6,729
Ivy Securian Core Bond Fund, Class N	348	3,786
Ivy Small Cap Core Fund, Class N	11	208
Ivy Small Cap Growth Fund, Class N	42	1,049
Ivy Value Fund, Class N	286	6,728
TOTAL AFFILIATED MUTUAL FUNDS – 99.8%		$ 83,106
(Cost: $81,651)		

SHORT-TERM SECURITIES	Principal	
Master Note – 0.4%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.620%, 7-5-19 (A)	$ 338	338
TOTAL SHORT-TERM SECURITIES – 0.4%		$ 338
(Cost: $338)		
TOTAL INVESTMENT SECURITIES – 100.2%		$ 83,444
(Cost: $81,989)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.2)%		(194)
NET ASSETS – 100.0%		$83,250

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$83,106	$ —	$—
Short-Term Securities	—	338	—
Total	$83,106	$338	$—

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

SCHEDULE OF INVESTMENTS

INVESTED PORTFOLIOS *(in thousands)*

InvestEd Conservative Portfolio

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Core Equity Fund, Class N	23	$ 370
Ivy Corporate Bond Fund, Class N	94	601
Ivy Emerging Markets Equity Fund, Class N	106	2,108
Ivy Global Bond Fund, Class N	120	1,191
Ivy Government Securities Fund, Class N	3,700	20,422
Ivy High Income Fund, Class N	241	1,736
Ivy International Core Equity Fund, Class N	211	3,631
Ivy Large Cap Growth Fund, Class N	185	4,802
Ivy LaSalle Global Real Estate Fund, Class N	53	584
Ivy Limited-Term Bond Fund, Class N	1,681	18,256
Ivy Mid Cap Growth Fund, Class N	61	1,777
Ivy Mid Cap Income Opportunities Fund, Class N	120	1,748
Ivy ProShares MSCI ACWI Index Fund, Class N	446	5,273
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N . . .	53	586
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N	420	5,156
Ivy Securian Core Bond Fund, Class N	474	5,158
Ivy Small Cap Core Fund, Class N . .	10	196
Ivy Small Cap Growth Fund, Class N	16	396
Ivy Value Fund, Class N	196	4,620

TOTAL AFFILIATED MUTUAL FUNDS – 99.9%	$ 78,611

(Cost: $77,247)

SHORT-TERM SECURITIES	Principal	
Master Note – 0.2%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.620%, 7-5-19 (A)	$ 192	192

TOTAL SHORT-TERM SECURITIES – 0.2%	$ 192

(Cost: $192)

TOTAL INVESTMENT SECURITIES – 100.1%	$78,803

(Cost: $77,439)

LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1)%	(92)

NET ASSETS – 100.0%	$ 78,711

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$78,611	$ —	$—
Short-Term Securities	—	192	—
Total	$78,611	$192	$—

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

InvestEd Income Portfolio

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Core Equity Fund, Class N	16	$ 263
Ivy Corporate Bond Fund, Class N	87	559
Ivy Emerging Markets Equity Fund, Class N	81	1,608
Ivy Global Bond Fund, Class N	140	1,386
Ivy Government Money Market Fund, Class N	2,708	2,708
Ivy Government Securities Fund, Class N	5,418	29,905
Ivy High Income Fund, Class N	261	1,885
Ivy International Core Equity Fund, Class N	123	2,107
Ivy Large Cap Growth Fund, Class N	183	4,750
Ivy LaSalle Global Real Estate Fund, Class N	49	544
Ivy Limited-Term Bond Fund, Class N	3,685	40,022
Ivy Mid Cap Growth Fund, Class N	37	1,092
Ivy Mid Cap Income Opportunities Fund, Class N	74	1,077
Ivy ProShares MSCI ACWI Index Fund, Class N	463	5,468
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	25	272
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N	406	4,989
Ivy Securian Core Bond Fund, Class N	560	6,095
Ivy Small Cap Core Fund, Class N	14	274
Ivy Small Cap Growth Fund, Class N	11	277
Ivy Value Fund, Class N	194	4,565

TOTAL AFFILIATED MUTUAL FUNDS – 99.9%	$109,846

(Cost: $108,014)

SHORT-TERM SECURITIES	Principal	
Master Note – 0.3%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.620%, 7-5-19 (A)	$ 373	373

TOTAL SHORT-TERM SECURITIES – 0.3%	$ 373

(Cost: $373)

TOTAL INVESTMENT SECURITIES – 100.2%	$ 110,219

(Cost: $108,387)

LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.2)%	(268)

NET ASSETS – 100.0%	$ 109,951

SCHEDULE OF INVESTMENTS INVESTED PORTFOLIOS *(in thousands)*

JUNE 30, 2019 (UNAUDITED)

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$109,846	$ —	$—
Short-Term Securities	—	373	—
Total	$109,846	$373	$—

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

InvestEd Fixed Income Portfolio

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Corporate Bond Fund, Class N	20	$ 130
Ivy Government Money Market Fund, Class N	5,172	5,172
Ivy Government Securities Fund, Class N	934	5,157
Ivy Limited-Term Bond Fund, Class N	3,527	38,303
Ivy Securian Core Bond Fund, Class N	213	2,323
TOTAL AFFILIATED MUTUAL FUNDS – 99.8%		$51,085
(Cost: $50,713)		

SHORT-TERM SECURITIES	Principal	
Master Note – 1.0%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.620%, 7-5-19 (A)	$ 526	526
TOTAL SHORT-TERM SECURITIES – 1.0%		$ 526
(Cost: $526)		
TOTAL INVESTMENT SECURITIES – 100.8%		$ 51,611
(Cost: $51,239)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.8)%		(388)
NET ASSETS – 100.0%		$51,223

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$51,085	$ —	$—
Short-Term Securities	—	526	—
Total	$51,085	$526	$—

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

See accompanying Notes to Financial Statements.

AS OF JUNE 30, 2019 (UNAUDITED)

(In thousands, except per share amounts)	InvestEd Aggressive Portfolio	InvestEd Growth Portfolio	InvestEd Balanced Portfolio	InvestEd Conservative Portfolio	InvestEd Income Portfolio	InvestEd Fixed Income Portfolio
ASSETS						
Investments in unaffiliated securities at value+	$ 66	$ 291	$ 338	$ 192	$ 373	$ 526
Investments in affiliated mutual funds at market value+	27,291	121,523	83,106	78,611	109,846	51,085
Investments at Market Value	27,357	121,814	83,444	78,803	110,219	51,611
Cash	1	1	1	1	1	1
Investment securities sold receivable	—	139	—	—	75	40
Dividends and interest receivable	1	7	8	10	17	11
Capital shares sold receivable	21	99	99	44	33	11
Receivable from affiliates	—	1	1	—	—	—
Total Assets	27,380	122,061	83,553	78,858	110,345	51,674
LIABILITIES						
Investment securities purchased payable	22	27	—	22	—	—
Capital shares redeemed payable	15	288	303	125	392	450
Distribution and service fees payable	1	—	—	—*	2	1
Total Liabilities	38	315	303	147	394	451
Total Net Assets	$27,342	$121,746	$83,250	$ 78,711	$109,951	$51,223
NET ASSETS						
Capital paid in (shares authorized – unlimited)	$25,246	$ 111,010	$ 76,879	$75,303	$103,768	$49,580
Accumulated earnings gain	2,096	10,736	6,371	3,408	6,183	1,643
Total Net Assets	$27,342	$121,746	$83,250	$ 78,711	$109,951	$51,223
CAPITAL SHARES OUTSTANDING	2,478	10,534	7,953	7,073	10,376	4,958
NET ASSET VALUE PER SHARE	$ 11.03	$ 11.56	$ 10.47	$ 11.13	$ 10.60	$ 10.33
+COST						
Investments in unaffiliated securities at cost	$ 66	$ 291	$ 338	$ 192	$ 373	$ 526
Investments in affiliated mutual funds at cost	26,755	119,486	81,651	77,247	108,014	50,713

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2019 (UNAUDITED)

(In thousands)	InvestEd Aggressive Portfolio	InvestEd Growth Portfolio	InvestEd Balanced Portfolio	InvestEd Conservative Portfolio	InvestEd Income Portfolio	InvestEd Fixed Income Portfolio
INVESTMENT INCOME						
Dividends from affiliated mutual funds	$ 106	$ 673	$ 568	$ 684	$ 1,062	$ 564
Interest and amortization from unaffiliated securities	1	5	4	3	4	7
Total Investment Income	107	678	572	687	1,066	571
EXPENSES						
Distribution and service fees	31	150	100	95	132	59
Net Investment Income	76	528	472	592	934	512
REALIZED AND UNREALIZED GAIN (LOSS)						
Net realized gain (loss) on:						
Investments in affiliated mutual funds	147	528	442	344	286	45
Net change in unrealized appreciation (depreciation) on:						
Investments in affiliated mutual funds	3,160	13,959	7,842	5,831	6,000	951
Net Realized and Unrealized Gain	3,307	14,487	8,284	6,175	6,286	996
Net Increase in Net Assets Resulting from Operations	$3,383	$15,015	$8,756	$6,767	$7,220	$1,508

See Accompanying Notes to Financial Statements.

(In thousands)	InvestEd Aggressive Portfolio		InvestEd Growth Portfolio		InvestEd Balanced Portfolio	
	Six months ended 6-30-19 (Unaudited)	Year ended 12-31-18	Six months ended 6-30-19 (Unaudited)	Year ended 12-31-18	Six months ended 6-30-19 (Unaudited)	Year ended 12-31-18
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 76	$ 320	$ 528	$ 2,084	$ 472	$ 1,455
Net realized gain on investments	147	1,018	528	5,571	442	2,551
Net change in unrealized appreciation (depreciation)	3,160	(3,015)	13,959	(14,525)	7,842	(7,562)
Net Increase (Decrease) in Net Assets Resulting from Operations	3,383	(1,677)	15,015	(6,870)	8,756	(3,556)
Distributions to Shareholders From:						
Accumulated earnings (combined net investment income and net realized gains)	—	(469)	—	(16,389)	—	(12,129)
Total Distributions to Shareholders	—	(469)	—	(16,389)	—	(12,129)
Capital Share Transactions	2,858	5,778	(8,155)	985	(1,843)	9,949
Net Increase (Decrease) in Net Assets	6,241	3,632	6,860	(22,274)	6,913	(5,736)
Net Assets, Beginning of Period	21,101	17,469	114,886	137,160	76,337	82,073
Net Assets, End of Period	$27,342	$ 21,101	$121,746	$114,886	$83,250	$76,337

(In thousands)	InvestEd Conservative Portfolio		InvestEd Income Portfolio		InvestEd Fixed Income Portfolio	
	Six months ended 6-30-19 (Unaudited)	Year ended 12-31-18	Six months ended 6-30-19 (Unaudited)	Year ended 12-31-18	Six months ended 6-30-19 (Unaudited)	Year ended 12-31-18
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 592	$ 1,647	$ 934	$ 2,068	$ 512	$ 906
Net realized gain (loss) on investments	344	1,544	286	1,070	45	(154)
Net change in unrealized appreciation (depreciation)	5,831	(5,149)	6,000	(4,539)	951	(366)
Net Increase (Decrease) in Net Assets Resulting from Operations	6,767	(1,958)	7,220	(1,401)	1,508	386
Distributions to Shareholders From:						
Accumulated earnings (combined net investment income and net realized gains)	—	(1,605)	—	(1,266)	—	(273)
Total Distributions to Shareholders	—	(1,605)	—	(1,266)	—	(273)
Capital Share Transactions	(3,449)	(8,853)	2,404	6,471	3,021	2,307
Net Increase (Decrease) in Net Assets	3,318	(12,416)	9,624	3,804	4,529	2,420
Net Assets, Beginning of Period	75,393	87,809	100,327	96,523	46,694	44,274
Net Assets, End of Period	$ 78,711	$75,393	$109,951	$100,327	$ 51,223	$46,694

See Accompanying Notes to Financial Statements.

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FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
InvestEd Aggressive Portfolio							
Six-month period ended							
6-30-2019 (unaudited)	$ 9.56	$0.03	$ 1.44	$ 1.47	$ —	$ —	$ —
Year ended 12-31-2018	10.54	0.17	(0.93)	(0.76)	(0.06)	(0.16)	(0.22)
Year ended 12-31-2017[5]	10.00	0.08	0.46	0.54	—	—	—
InvestEd Growth Portfolio							
Six-month period ended							
6-30-2019 (unaudited)	10.19	0.05	1.32	1.37	—	—	—
Year ended 12-31-2018	12.61	0.20	(0.93)	(0.73)	(0.12)	(1.57)	(1.69)
Year ended 12-31-2017	10.80	0.10	2.26	2.36	(0.01)	(0.54)	(0.55)
Year ended 12-31-2016	11.71	0.00*	0.25	0.25	(0.03)	(1.13)	(1.16)
Year ended 12-31-2015	13.13	0.03	0.11	0.14	(0.05)	(1.51)	(1.56)
Year ended 12-31-2014	14.27	0.06	0.70	0.76	(0.14)	(1.76)	(1.90)
InvestEd Balanced Portfolio							
Six-month period ended							
6-30-2019 (unaudited)	9.38	0.06	1.03	1.09	—	—	—
Year ended 12-31-2018	11.65	0.21	(0.72)	(0.51)	(0.18)	(1.58)	(1.76)
Year ended 12-31-2017	10.76	0.10	1.68	1.78	(0.13)	(0.76)	(0.89)
Year ended 12-31-2016	11.44	0.06	0.20	0.26	(0.10)	(0.84)	(0.94)
Year ended 12-31-2015	12.38	0.11	(0.03)	0.08	(0.15)	(0.87)	(1.02)
Year ended 12-31-2014	13.12	0.17	0.41	0.58	(0.21)	(1.11)	(1.32)
InvestEd Conservative Portfolio							
Six-month period ended							
6-30-2019 (unaudited)	10.19	0.08	0.86	0.94	—	—	—
Year ended 12-31-2018	10.68	0.21	(0.48)	(0.27)	(0.22)	—	(0.22)
Year ended 12-31-2017	10.16	0.15	0.75	0.90	(0.14)	(0.24)	(0.38)
Year ended 12-31-2016	10.39	0.11	0.23	0.34	(0.13)	(0.44)	(0.57)
Year ended 12-31-2015	11.46	0.16	(0.31)	(0.15)	(0.21)	(0.71)	(0.92)
Year ended 12-31-2014	12.10	0.24	0.18	0.42	(0.29)	(0.77)	(1.06)
InvestEd Income Portfolio							
Six-month period ended							
6-30-2019 (unaudited)	9.90	0.09	0.61	0.70	—	—	—
Year ended 12-31-2018	10.16	0.21	(0.35)	(0.14)	(0.07)	(0.05)	(0.12)
Year ended 12-31-2017[5]	10.00	0.07	0.09	0.16	—	—	—
InvestEd Fixed Income Portfolio							
Six-month period ended							
6-30-2019 (unaudited)	10.01	0.11	0.21	0.32	—	—	—
Year ended 12-31-2018	10.00	0.20	(0.13)	0.07	(0.06)	—	(0.06)
Year ended 12-31-2017[5]	10.00	0.06	(0.06)	0.00*	—	—	—

*Not shown due to rounding.

(1)Based on average weekly shares outstanding.

(2)Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3)Does not include expenses of underlying Ivy Funds in which the Portfolios invest.

(4)Annualized.

(5)For the period from September 18, 2017 (commencement of operations of the Portfolio) through December 31, 2017.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets[3]	Ratio of Net Investment Income to Average Net Assets[3]	Portfolio Turnover Rate
InvestEd Aggressive Portfolio						
Six-month period ended						
6-30-2019 (unaudited)	$ 11.03	15.38%	$ 27	0.25%[4]	0.62%[4]	8%
Year ended 12-31-2018	9.56	-7.21	21	0.25	1.57	23
Year ended 12-31-2017[5]	10.54	5.40	17	0.25[4]	2.71[4]	17
InvestEd Growth Portfolio						
Six-month period ended						
6-30-2019 (unaudited)	11.56	13.44	122	0.25[4]	0.88[4]	9
Year ended 12-31-2018	10.19	-5.85	115	0.25	1.59	34
Year ended 12-31-2017	12.61	21.84	137	0.25	0.84	116
Year ended 12-31-2016	10.80	2.01	136	0.25	0.04	24
Year ended 12-31-2015	11.71	1.16	142	0.25	0.22	17
Year ended 12-31-2014	13.13	5.70	144	0.25	0.41	29
InvestEd Balanced Portfolio						
Six-month period ended						
6-30-2019 (unaudited)	10.47	11.62	83	0.25[4]	1.18[4]	12
Year ended 12-31-2018	9.38	-4.41	76	0.25	1.79	39
Year ended 12-31-2017	11.65	16.60	82	0.25	0.86	73
Year ended 12-31-2016	10.76	2.17	166	0.25	0.53	25
Year ended 12-31-2015	11.44	0.72	162	0.25	0.84	15
Year ended 12-31-2014	12.38	4.72	162	0.25	1.27	20
InvestEd Conservative Portfolio						
Six-month period ended						
6-30-2019 (unaudited)	11.13	9.22	79	0.25[4]	1.55[4]	9
Year ended 12-31-2018	10.19	-2.52	75	0.25	1.98	43
Year ended 12-31-2017	10.68	8.82	88	0.25	1.45	110
Year ended 12-31-2016	10.16	3.23	114	0.25	1.03	64
Year ended 12-31-2015	10.39	-1.29	103	0.25	1.41	34
Year ended 12-31-2014	11.46	3.66	99	0.25	1.97	30
InvestEd Income Portfolio						
Six-month period ended						
6-30-2019 (unaudited)	10.60	7.07	110	0.25[4]	1.77[4]	8
Year ended 12-31-2018	9.90	-1.32	100	0.25	2.08	42
Year ended 12-31-2017[5]	10.16	1.60	97	0.25[4]	2.40[4]	19
InvestEd Fixed Income Portfolio						
Six-month period ended						
6-30-2019 (unaudited)	10.33	3.20	51	0.25[4]	2.15[4]	10
Year ended 12-31-2018	10.01	0.68	47	0.25	1.99	75
Year ended 12-31-2017[5]	10.00	0.00	44	0.25[4]	1.96[4]	23

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

The Ivy InvestEd 529 Plan ("InvestEd Plan") was established under the Arizona Family College Savings Program (the "Program"). InvestEd Portfolios, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940 as an open-end management investment company. The Program was established by the State of Arizona as a qualified state tuition program in accordance with Section 529 of the Internal Revenue Code. InvestEd Plan is offered to Arizona residents and nationally. InvestEd Plan accounts are held in the name and for the benefit of the Arizona Commission for Post-Secondary Education in its capacity as Trustee of the Family College Savings Program Trust Fund ("Trust Fund"). An investment in the Program constitutes a purchase of an interest in the Trust Fund, a municipal fund security. The Trust Fund invests in the Trust and other investment options. InvestEd Aggressive Portfolio, InvestEd Growth Portfolio, InvestEd Balanced Portfolio, InvestEd Conservative Portfolio, InvestEd Income Portfolio and InvestEd Fixed Income Portfolio (each, a "Portfolio") are series of the Trust. The assets belonging to each Portfolio are held separately by the transfer agent for the underlying funds and the custodian. The capital shares of each Portfolio represent a pro rata beneficial interest in the principal, net income and realized and unrealized capital gains or losses of its respective investments and other assets.

Accounts opened through the InvestEd Plan are not insured by the State of Arizona, the Trust Fund, the Arizona Commission for Post Secondary Education, or any other governmental entity, Waddell & Reed, Inc. ("W&R"), or any affiliated or related party and neither the principal invested nor the investment return is guaranteed by any of the above referenced parties. InvestEd Plan accounts are subject to the Federal tax laws and the laws, rules and regulations governing the Program. Any changes in such laws, rules or regulations may affect participation in, and the benefits of, the InvestEd Plan. The InvestEd Plan may be modified to comply with such changes.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Portfolio.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Income or short-term capital gain distributions received from registered investment companies, if any, are recorded as dividend income. Long-term capital gain distributions received from registered investment companies, if any, are recorded as realized gains.

Income Taxes. It is the policy of each Portfolio to distribute all of its taxable income and capital gains to its shareholders and to otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Portfolio intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Portfolios file income tax returns in U.S. federal and applicable state jurisdictions. The Portfolios' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess whether it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Portfolio on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceed net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a return of capital for tax purposes.

Concentration of Market and Credit Risk. Because the Portfolio invests substantially all of its assets in Ivy Funds mutual funds ("Underlying Funds"), the risks associated with investing in the Portfolios are closely related to the risks associated with the securities and other investments held by the Underlying Funds.

In the normal course of business, the Underlying Funds may invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Underlying Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Underlying Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Underlying Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Underlying Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Underlying Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Underlying Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties.

Certain Underlying Funds may hold high-yield or non-investment-grade bonds, that may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Underlying Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Underlying Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument.

If an Underlying Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Underlying Funds, or, in the case of hedging positions, that the Underlying Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Indemnification. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Basis of Preparation. Each Portfolio is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

New Rule Issuance. In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820). The amendments in the ASU impact disclosure requirements for fair value measurement. It is anticipated that this change will enhance the effectiveness of disclosures in the notes to the financial statements. This ASU is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted and can include the entire standard or certain provisions that exclude or amend disclosures. For the period ended June 30, 2019, the Portfolios have chosen to adopt the standard. The adoption of this ASU is reflected in the disclosures of the financial statements.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Investments in affiliated mutual funds within the Ivy Funds family are valued at their Net Asset Value ("NAV") as reported by the Underlying Funds. Short-term debt securities are valued at amortized cost, which approximates value.

Fair value is defined as the price that each Portfolio would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.

Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at its direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Portfolios' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Equity Securities. Investments in registered open-end investment management companies will be valued based upon the NAV of such investments and are categorized as Level 1 of the fair value hierarchy.

Short-term Investments. Short-term investments having a maturity of 60 days or less are valued based on quotes that are obtained from an independent pricing service authorized by the Board. These investments are categorized as Level 2 of the fair value hierarchy.

4. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands)

Under a Distribution and Service Plan for each Portfolio's shares adopted by the Trust pursuant to Rule 12b–1 under the Investment Company Act of 1940, each Portfolio pays a distribution and/or service fee to W&R in an amount not to exceed 0.25% of each Portfolio's average annual net assets. The fee is paid to compensate W&R for amounts it expends in connection with the distribution of the shares and/or provision of personal services to Portfolio shareholders and/or maintenance of shareholder accounts. All other Portfolio expenses are borne by Ivy Investment Management Company ("IICO"), an affiliate of W&R.

IICO serves as each Portfolio's investment advisor. The Portfolios pay no management fees; however, IICO receives management fees from the underlying Ivy Funds. Each Portfolio pays advisory fees to IICO indirectly, as shareholders in the Underlying Funds. Likewise, each Portfolio indirectly pays other expenses related to the daily operations of the Underlying Funds.

As principal underwriter for each Portfolio's shares, W&R receives sales commissions (which are not an expense of the Portfolios) for each Portfolio's shares. A contingent deferred sales charge ("CDSC") may be assessed against a shareholder's redemption amount and paid to W&R. During the period ended June 30, 2019, W&R received the following amounts in sales commissions and CDSCs:

	Gross Sales Commissions	CDSC	Commissions Paid[1]
InvestEd Aggressive Portfolio	$35	$—*	$24
InvestEd Growth Portfolio	47	1	35
InvestEd Balanced Portfolio	29	—*	22
InvestEd Conservative Portfolio	23	—*	17
InvestEd Income Portfolio	25	—*	17
InvestEd Fixed Income Portfolio	9	—*	6

*Not shown due to rounding

[1]W&R reallowed/paid this portion of the sales charge to financial advisors and selling broker dealers.

5. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

For the period ended June 30, 2019, the cost of purchases and the proceeds from maturities and sales of investments securities, other than U.S. Government and short-term securities, were as follows:

	Purchases	Sales
InvestEd Aggressive Portfolio	$ 5,024	$ 2,086
InvestEd Growth Portfolio	11,174	18,814
InvestEd Balanced Portfolio	9,254	10,649
InvestEd Conservative Portfolio	7,249	10,092
InvestEd Income Portfolio	12,094	8,761
InvestEd Fixed Income Portfolio	8,419	4,868

6. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of no par value shares of beneficial interest. Transactions in shares of beneficial interest were as follows:

	InvestEd Aggressive Portfolio				InvestEd Growth Portfolio			
	Six months ended 6-30-19		Year ended 12-31-18		Six months ended 6-30-19		Year ended 12-31-18	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	359	$ 3,783	611	$ 6,484	560	$ 6,202	1,201	$ 15,134
Shares issued in reinvestment of distributions to shareholders	—	—	49	469	—	—	1,597	16,370
Shares redeemed	(88)	(925)	(110)	(1,175)	(1,297)	(14,357)	(2,407)	(30,519)
Net increase (decrease)	271	$ 2,858	550	$ 5,778	(737)	$ (8,155)	391	$ 985

	InvestEd Balanced Portfolio				InvestEd Conservative Portfolio			
	Six months ended 6-30-19		Year ended 12-31-18		Six months ended 6-30-19		Year ended 12-31-18	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	1,093	$ 11,030	2,116	$ 24,718	1,161	$ 12,481	2,393	$ 25,613
Shares issued in reinvestment of distributions to shareholders	—	—	1,288	12,116	—	—	157	1,604
Shares redeemed	(1,282)	(12,873)	(2,307)	(26,885)	(1,487)	(15,930)	(3,370)	(36,070)
Net increase (decrease)	(189)	$ (1,843)	1,097	$ 9,949	(326)	$ (3,449)	(820)	$ (8,853)

	InvestEd Income Portfolio				InvestEd Fixed Income Portfolio			
	Six months ended 6-30-19		Year ended 12-31-18		Six months ended 6-30-19		Year ended 12-31-18	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	1,551	$ 15,918	3,332	$ 33,814	997	$ 10,115	1,986	$ 19,743
Shares issued in reinvestment of distributions to shareholders	—	—	128	1,265	—	—	27	273
Shares redeemed	(1,314)	(13,514)	(2,818)	(28,608)	(702)	(7,094)	(1,778)	(17,709)
Net increase	237	$ 2,404	642	$ 6,471	295	$ 3,021	235	$ 2,307

7. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Ivy Funds, Ivy Variable Insurance Portfolios and InvestEd Portfolios (collectively, the "Funds" only for purposes of this footnote 7) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the period ended June 30, 2019.

8. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the period ended June 30, 2019 follows:

	12-31-18 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)[1]	Distributions Received	6-30-19 Share Balance	6-30-19 Value	Net Change in Unrealized Appreciation
InvestEd Aggressive Portfolio								
Ivy Core Equity Fund, Class N	68	$ 148	$425	$ 20	$ —	50	$ 805	$ 151
Ivy Corporate Bond Fund, Class N[2]	—*	—	1	—*	—	N/A	N/A	—
Ivy Emerging Markets Equity Fund, Class N	81	192	198	18	—	80	1,595	185
Ivy Global Bond Fund, Class N	6	12	2	—*	1	7	69	3
Ivy Government Securities Fund, Class N	233	261	27	1	14	276	1,523	48
Ivy High Income Fund, Class N	16	23	2	—*	4	19	135	5
Ivy International Core Equity Fund, Class N	192	413	221	16	—	203	3,485	346
Ivy Large Cap Growth Fund, Class N	101	449	27	4	—	119	3,074	534
Ivy LaSalle Global Real Estate Fund, Class N	43	85	14	1	7	49	544	53
Ivy Limited-Term Bond Fund, Class N ...	52	123	9	—*	7	63	685	13
Ivy Mid Cap Growth Fund, Class N	54	379	27	4	—	67	1,938	352
Ivy Mid Cap Income Opportunities Fund, Class N	113	242	231	30	12	112	1,633	199
Ivy ProShares MSCI ACWI Index Fund, Class N	287	1,227	22	3	24	392	4,634	490
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	57	88	353	20	4	31	344	39
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N	156	767	13	1	20	220	2,699	273
Ivy Securian Core Bond Fund, Class N ...	27	58	8	—*	5	32	346	15
Ivy Small Cap Core Fund, Class N	6	17	2	—*	—	7	137	21
Ivy Small Cap Growth Fund, Class N	23	129	9	2	—	28	690	111
Ivy Value Fund, Class N	124	411	348	27	8	126	2,955	322
				$147	$106		$27,291	$3,160

	12-31-18 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)[1]	Distributions Received	6-30-19 Share Balance	6-30-19 Value	Net Change in Unrealized Appreciation
InvestEd Growth Portfolio								
Ivy Core Equity Fund, Class N	285	$ 180	$2,367	$ 18	$ —	146	$ 2,357	$ 643
Ivy Corporate Bond Fund, Class N	51	20	37	—*	4	49	311	21
Ivy Emerging Markets Equity Fund, Class N	338	117	902	(9)	—	297	5,902	813
Ivy Global Bond Fund, Class N	64	48	67	—*	6	62	617	31
Ivy Government Securities Fund, Class N	2,744	1,172	1,483	35	143	2,679	14,790	474
Ivy High Income Fund, Class N	213	112	153	(3)	53	208	1,498	73
Ivy International Core Equity Fund, Class N	887	266	3,043	(56)	—	725	12,460	1,629
Ivy Large Cap Growth Fund, Class N	464	1,441	936	66	—	480	12,448	2,247
Ivy LaSalle Global Real Estate Fund, Class N	173	105	197	4	24	164	1,816	212
Ivy Limited-Term Bond Fund, Class N	1,019	962	1,028	12	129	1,011	10,981	198
Ivy Mid Cap Growth Fund, Class N	218	405	506	57	—	211	6,159	1,276
Ivy Mid Cap Income Opportunities Fund, Class N	476	306	1,084	124	45	413	6,041	801
Ivy ProShares MSCI ACWI Index Fund, Class N	1,327	2,645	1,301	54	95	1,436	16,977	2,058
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	281	135	1,897	92	15	110	1,211	184
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N	736	2,519	753	60	85	879	10,795	1,147
Ivy Securian Core Bond Fund, Class N	235	182	269	(3)	41	227	2,466	119
Ivy Small Cap Core Fund, Class N	34	26	60	5	—	31	610	102
Ivy Small Cap Growth Fund, Class N	109	44	559	29	—	87	2,154	474
Ivy Value Fund, Class N	559	489	1,642	43	33	507	11,930	1,457
				$528	$673		$121,523	$13,959

	12-31-18 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)[1]	Distributions Received	6-30-19 Share Balance	6-30-19 Value	Net Change in Unrealized Appreciation
InvestEd Balanced Portfolio								
Ivy Core Equity Fund, Class N	134	$ 142	$1,274	$ 8	$ —	62	$ 1,002	$ 303
Ivy Corporate Bond Fund, Class N	67	36	41	(1)	5	66	424	28
Ivy Emerging Markets Equity Fund, Class N	177	165	442	12	—	162	3,224	413
Ivy Global Bond Fund, Class N	84	82	76	—*	9	85	842	41
Ivy Government Securities Fund, Class N	2,668	1,475	1,249	28	141	2,703	14,923	476
Ivy High Income Fund, Class N	196	136	119	(1)	50	199	1,431	64
Ivy International Core Equity Fund, Class N	437	369	1,336	38	—	377	6,486	743
Ivy Large Cap Growth Fund, Class N	269	519	445	28	—	270	7,001	1,306
Ivy LaSalle Global Real Estate Fund, Class N	76	65	75	1	11	75	826	93
Ivy Limited-Term Bond Fund, Class N . . .	1,078	1,293	925	11	139	1,111	12,069	217
Ivy Mid Cap Growth Fund, Class N	135	171	640	82	—	115	3,356	731
Ivy Mid Cap Income Opportunities Fund, Class N	284	309	1,036	126	25	225	3,295	427
Ivy ProShares MSCI ACWI Index Fund, Class N	654	1,940	561	22	49	770	9,106	1,036
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	111	90	644	35	6	57	621	76
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N	466	1,405	402	30	53	548	6,729	731
Ivy Securian Core Bond Fund, Class N . .	347	355	343	(3)	62	348	3,786	177
Ivy Small Cap Core Fund, Class N	11	16	19	2	—	11	208	34
Ivy Small Cap Growth Fund, Class N	45	51	107	6	—	42	1,049	204
Ivy Value Fund, Class N	280	635	473	18	18	286	6,728	742
				$442	$568		$83,106	$7,842

	12-31-18 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)[1]	Distributions Received	6-30-19 Share Balance	6-30-19 Value	Net Change in Unrealized Appreciation
InvestEd Conservative Portfolio								
Ivy Core Equity Fund, Class N	78	$ 68	$ 943	$ (1)	$ —	23	$ 370	$ 177
Ivy Corporate Bond Fund, Class N	98	35	62	(1)	7	94	601	40
Ivy Emerging Markets Equity Fund, Class N	86	578	181	7	—	106	2,108	208
Ivy Global Bond Fund, Class N	123	86	113	(1)	12	120	1,191	60
Ivy Government Securities Fund, Class N	3,769	1,492	1,815	36	195	3,700	20,422	658
Ivy High Income Fund, Class N	246	123	161	(3)	61	241	1,736	83
Ivy International Core Equity Fund, Class N	260	167	999	(11)	—	211	3,631	472
Ivy Large Cap Growth Fund, Class N . . .	209	181	709	54	—	185	4,802	955
Ivy LaSalle Global Real Estate Fund, Class N	55	30	56	1	8	53	584	68
Ivy Limited-Term Bond Fund, Class N . . .	1,683	1,483	1,479	16	214	1,681	18,256	332
Ivy Mid Cap Growth Fund, Class N	93	75	850	112	—	61	1,777	427
Ivy Mid Cap Income Opportunities Fund, Class N	166	151	733	88	14	120	1,748	232
Ivy ProShares MSCI ACWI Index Fund, Class N	389	1,026	346	12	29	446	5,273	614
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	54	43	46	2	4	53	586	53
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N	387	767	345	24	42	420	5,156	596
Ivy Securian Core Bond Fund, Class N . .	488	349	500	(7)	85	474	5,158	247
Ivy Small Cap Core Fund, Class N	11	13	22	2	—	10	196	32
Ivy Small Cap Growth Fund, Class N	17	14	47	3	—	16	396	79
Ivy Value Fund, Class N	187	568	341	11	13	196	4,620	498
				$344	$684		$ 78,611	$5,831

	12-31-18 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)[1]	Distributions Received	6-30-19 Share Balance	6-30-19 Value	Net Change in Unrealized Appreciation
InvestEd Income Portfolio								
Ivy Core Equity Fund, Class N	34	$ 46	$ 332	$ 3	$ —	16	$ 263	$ 79
Ivy Corporate Bond Fund, Class N	87	36	31	1	7	87	559	36
Ivy Emerging Markets Equity Fund, Class N	57	550	73	5	—	81	1,608	140
Ivy Global Bond Fund, Class N	135	108	63	1	14	140	1,386	67
Ivy Government Money Market Fund, Class N	2,521	277	91	—	24	2,708	2,708	—
Ivy Government Securities Fund, Class N	5,206	2,360	1,193	29	285	5,418	29,905	991
Ivy High Income Fund, Class N	252	168	96	2	66	261	1,885	81
Ivy International Core Equity Fund, Class N	203	206	1,649	(85)	—	123	2,107	438
Ivy Large Cap Growth Fund, Class N . . .	184	255	258	25	—	183	4,750	909
Ivy LaSalle Global Real Estate Fund, Class N	49	37	29	2	7	49	544	60
Ivy Limited-Term Bond Fund, Class N . .	3,484	3,487	1,319	16	466	3,685	40,022	746
Ivy Mid Cap Growth Fund, Class N	82	114	1,225	133	—	37	1,092	335
Ivy Mid Cap Income Opportunities Fund, Class N	146	181	1,130	103	11	74	1,077	180
Ivy ProShares MSCI ACWI Index Fund, Class N	303	1,983	134	7	27	463	5,468	518
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	47	48	274	20	3	25	272	29
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N	310	1,276	131	10	39	406	4,989	521
Ivy Securian Core Bond Fund, Class N	543	449	263	3	100	560	6,095	279
Ivy Small Cap Core Fund, Class N	14	23	21	2	—	14	274	45
Ivy Small Cap Growth Fund, Class N . . .	12	15	23	2	—	11	277	52
Ivy Value Fund, Class N	180	475	141	7	13	194	4,565	494
				$286	$1,062		$109,846	$6,000
InvestEd Fixed Income Portfolio								
Ivy Corporate Bond Fund, Class N	19	$ 22	$ 14	$ —*	$ 1	20	$ 130	$ 8
Ivy Government Money Market Fund, Class N	4,700	957	485	—	45	5,172	5,172	—
Ivy Government Securities Fund, Class N	883	819	531	8	48	934	5,157	163
Ivy Limited-Term Bond Fund, Class N . .	3,279	6,237	3,528	37	433	3,527	38,303	675
Ivy Securian Core Bond Fund, Class N	202	384	264	—*	37	213	2,323	105
				$ 45	$ 564		$ 51,085	$ 951

*Not shown due to rounding.

[1]Included in Realized Gain/Loss, if applicable, are distributions from capital gains from the underlying securities.

[2]No longer affiliated as of June 30, 2019.

9. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at June 30, 2019 and the related unrealized appreciation (depreciation) were as follows:

Portfolio	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation
InvestEd Aggressive Portfolio	$ 26,825	$1,095	$ 563	$ 532
InvestEd Growth Portfolio	119,811	4,542	2,539	2,003
InvestEd Balanced Portfolio	82,017	2,771	1,344	1,427
InvestEd Conservative Portfolio	77,467	2,132	796	1,336
InvestEd Income Portfolio	108,399	2,358	538	1,820
InvestEd Fixed Income Portfolio	51,252	359	—	359

For Federal income tax purposes, the Portfolios' undistributed earnings and profit for the year ended December 31, 2018 and the post-October and late-year ordinary activity updated with information available through the date of this report were as follows:

Portfolio	Undistributed Ordinary Income	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
InvestEd Aggressive Portfolio	$ 480	$ 862	$—	$—	$—
InvestEd Growth Portfolio	3,751	3,953	—	—	—
InvestEd Balanced Portfolio	2,102	1,931	—	—	—
InvestEd Conservative Portfolio	1,646	—	—	—	—
InvestEd Income Portfolio	2,250	896	—	—	—
InvestEd Fixed Income Portfolio	905	—	—	—	—

Internal Revenue Code regulations permit each Portfolio to elect to defer into its next fiscal year capital losses and certain specified ordinary items incurred between each November 1 and the end of its fiscal year. Each Portfolio is also permitted to defer into its next fiscal certain ordinary losses that generated between each January 1 and the end of its fiscal year.

The tax character of dividends and distributions paid during the two fiscal years ended December 31, 2018 and 2017 were as follows:

Portfolio	December 31, 2018		December 31, 2017	
	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains
InvestEd Aggressive Portfolio	$ 179	$ 290	$ —	$ —
InvestEd Growth Portfolio	3,143	13,246	227	5,485
InvestEd Balanced Portfolio	2,864	9,265	992	4,850
InvestEd Conservative Portfolio	1,605	—	1,345	1,635
InvestEd Income Portfolio	783	483	—	—
InvestEd Fixed Income Portfolio	273	—	—	—

[1]Includes short-term capital gains distributed, if any.

Accumulated capital losses represent net capital loss carryovers as of December 31, 2018 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. As of December 31, 2018, the capital loss carryovers were as follows:

Portfolio	Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
InvestEd Aggressive Portfolio	$ —	$ —
InvestEd Growth Portfolio	—	—
InvestEd Balanced Portfolio	—	—
InvestEd Conservative Portfolio	—	498
InvestEd Income Portfolio	—	—
InvestEd Fixed Income Portfolio	95	80

(UNAUDITED)

Proxy Voting Guidelines

A description of the policies and procedures the underlying Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.923.3355 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how the InvestEd Portfolios and the underlying funds, as applicable, voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX at www.ivyinvestments.com and on the SEC's website at www.sec.gov.

(UNAUDITED)

Portfolio holdings can be found on the Trust's website at www.ivyinvestments.com. Alternatively, a complete schedule of portfolio holdings of each Portfolio for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

• On the SEC's website at www.sec.gov.

• For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

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INVESTED PORTFOLIOS

InvestEd Aggressive Portfolio

InvestEd Growth Portfolio

InvestEd Balanced Portfolio

InvestEd Conservative Portfolio

InvestEd Income Portfolio

InvestEd Fixed Income Portfolio

1.888.923.3355

Visit us online at www.ivyinvestments.com

Before investing, investors should carefully consider the investment objectives, risks, charges and expenses of the IVY InvestEd℠ 529 PLAN. This and other important information is contained in the IVY InvestEd℠ 529 PLAN Program Overview, IVY InvestEd℠ 529 PLAN Account Application, and the prospectuses, or if available, summary prospectuses, all of which may be obtained at ivyinvestments.com or from a financial advisor. Read them carefully before investing.

An investor should also consider, before investing, whether the investor's or designated beneficiary's home state offers any state tax or other benefits that are only available for investments in such state's 529 college savings plan.

SEMIANN-INVESTED (6-19)